Exhibit 99.1

EFUTURE ANNOUNCES FIRST QUARTER 2013 UNAUDITED FINANCIAL RESULTS

BEIJING —May 20, 2013 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights

●	Total revenue decreased 3% year-over-year to RMB22.5 million (US$3.6 million).
●	Gross profit decreased 3% year-over-year to RMB8.7 million (US$1.4 million).
●	Adjusted EBITDA was minus RMB5.3 million (US$0.8 million), compared to an adjusted EBITDA of minus RMB1.3 million in the first quarter 2012.
●	Operating loss was RMB7.3 million (US$1.2 million), compared to an operating loss of RMB5.3 million in the first quarter 2012.
●	Net loss was RMB6.0 million (US$1.0 million), compared to a net loss of RMB4.9 million in the first quarter 2012.
●	Adjusted net loss was RMB4.5 million (US$0.7 million), compared to an adjusted net loss of RMB1.4 million in the first quarter 2012.
●	Basic and diluted loss per share was RMB1.42 (US$0.23), as compared to basic and diluted loss per share of RMB1.19 in the first quarter 2012.
●	Adjusted diluted loss per share was RMB1.06 (US$0.17), as compared to adjusted diluted loss per share of RMB0.34 in the first quarter 2012.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results. “As we entered into 2013, we continued to execute on our strategy of increasing wallet share and deepening business penetration. Overall, the results have been very encouraging with total backlog valued at RMB148.3 million (US$23.8 million) as of the end of March, representing an increase of 25% year over year. The total value of new contracts also increased by 25% year over year.

On our Software solutions, we continued the expansion of our client base among medium to large local and multinational corporate enterprises through the provision of IT software solutions and consulting services to enhance the efficiency of front end supply chains for our customers. Earlier in the quarter, we signed some leading nationwide and regional players such as aigo Entrepreneurs Alliance (“aigo”) and New Hua Du Supercenter Co., Ltd (“New Hua Du”). aigo is a leading consumer electronics company in China, and New Hua Du is one of the largest supermarket operators with 123 stores in Fujian Province.

In addition, our tier 2 and 3 city expansion strategy continued to reap rewarding results with leading regional department store operators, and our progress with clients such as Guofang Group only help to further solidify our market position in these high growth regions. With growing demand for our full suite of solutions designed to optimize business efficiency, our pipeline is much stronger and healthier as compared to last year, and provides a solid foundation for growth in year 2013.”

Mr. Sean Zheng, Chief Financial Officer, added, “The first quarter of 2013 fell well in line with our guidance and expectations. The year over year decline in revenue reflected the delay in revenue recognition for our backlog, as well as some Q1 revenue was partially recognized last quarter when some projects finished earlier than expected. At the beginning of the year, we also made investments in people and enhanced our employees’ benefits to retain talent, which resulted in higher SG&A expenses over the quarter. We expect these investments to provide eFuture with significant long-term benefits and hence strengthen our foundation to achieve a sustainable long term business growth for shareholders.”

FIRST QUARTER 2013 FINANCIAL RESULTS

Revenue

Total revenue for the first quarter 2013 decreased 3% to RMB22.5 million (US$3.6 million) from RMB23.3 million in the first quarter 2012.

Revenue Breakdown

	1Q12	1Q13
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software license sales	8,412	6,646	1,070	-21%
Hardware sales	2,239	4,217	679	88%
Service fee income	12,601	11,658	1,877	-7%
Total	23,252	22,521	3,626	-3%

Software license revenue for the first quarter 2013 decreased 21% year-over-year to RMB6.6 million (US$1.1 million) from RMB8.4 million in the first quarter 2012. The decrease was primarily attributable to decreased revenue recognized in the logistics and grocery industries and partial revenues that were recognized in Q4 last year due to some projects finishing earlier than expected.

Hardware revenue in the first quarter 2013 increased 88% year-over-year to RMB4.2 million (US$0.7 million) from RMB2.2 million in the first quarter 2012. The increase was a result of the completion of some large contracts from grocery industry in the first quarter 2013.

Service fee income for the first quarter 2013 decreased 7% year-over-year to RMB11.7 million (US$1.9 million) from RMB12.6 million in the first quarter 2012, which was primarily attributable to decreased revenue recognized in customization services in the grocery industry, which was partially offset by an increase in sales of maintenance and  consulting services.

Cost of Revenue

Cost of revenue for the first quarter 2013 decreased 4% to RMB13.8 million (US$2.2 million) from RMB14.3 million in the first quarter 2012.

Cost of Revenue Breakdown

	1Q12	1Q13
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software license sales	1,815	387	62	-79%
Cost of hardware sales	1,771	3,722	599	110%
Cost of service fee	8,370	8,611	1,387	3%
Amortization of acquired technology	1,729	215	35	-88%
Amortization of software costs	618	865	139	40%
Total	14,303	13,800	2,222	-4%

Gross Profit and Gross Margin

Gross profit decreased 3% year-over-year to RMB8.7 million (US$1.4 million) from RMB8.9 million in the first quarter 2012, and consolidated gross margin for the first quarter 2013 was 39%, compared with 38% in the first quarter 2012. The improvement in gross margin was mainly due to the decreased amortization cost of self-developed software and acquired software, which comprises part of the cost of revenue, as some of the software had been fully-amortized after the first quarter 2012.

Operating Expenses

Research and development (“R&D”) expenses for the first quarter 2013 increased 59% year-over-year to RMB0.8 million (US$0.1 million), or 4% of total revenue, compared with RMB0.5 million, or 2% of total revenue in the first quarter 2012. The increase in R&D expense was primarily attributable to a RMB 0.4 million (US$51,038) expenditure spent on enhancing Sales Force Automation (SFAv1.2), a cloud product.

General and administrative expenses (“G&A”) for the first quarter 2013 decreased 8% year-over-year to RMB6.0 million (US$1.0 million), representing 27% of total revenue, compared with RMB6.5 million, or 28% of total revenue in the first quarter 2012. The decrease was primarily attributable to decreased option expenses as the employee incentive plan granted in December 2009 ended its investment period at the end of 2012.

Selling and distribution (“S&D”) expenses for the first quarter 2013 increased 28% year-over-year to RMB9.2 million (US$1.5 million), representing 41% of total revenue, compared with RMB7.1 million, or 31% of total revenue in the first quarter 2012. The increase was primarily attributable to an increased investment in people by adopting an enhanced employee benefit scheme, started at the beginning of 2013, to retain talent and increase business development activities to promote sales in cloud services and myStore.

Operating Loss

Operating loss in the first quarter 2013 was RMB7.3 million (US$1.2 million), compared to operating loss of RMB5.3 million in the first quarter 2012.

Net Loss/0Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

First quarter 2013 net loss was RMB6.0 million (US$1.0 million), compared with a net loss of RMB4.9 million in the first quarter 2012. Adjusted net loss for the first quarter 2013 was RMB4.5 million (US$0.7 million), compared with an adjusted net loss of RMB1.4 million in the first quarter 2012.

Basic and diluted loss per share in the first quarter 2013 was RMB1.42 (US$0.23), compared to basic and diluted loss per share of RMB1.19 in the first quarter 2012. Adjusted diluted loss per share was RMB1.06 (US$0.17), compared to RMB0.34 in the first quarter 2012.

EBITDA

Adjusted EBITDA for the first quarter 2013 was minus RMB5.3 million (US$0.8 million), compared to minus RMB1.3 million in the first quarter 2012.

Balance Sheet and Cash Flow

As of March 31, 2013, cash and cash equivalents were RMB43.6 million (US$7.0 million), a decrease of RMB35.8 million from RMB79.4 million as of December 31, 2012. The decrease was primarily attributable to the payment of annual bonuses and the expenditure on customer projects.

Total accounts receivable as of March 31, 2013 decreased 5.5% to RMB23.8 million (US$3.8 million) from RMB25.2 million as of December 31, 2012. The decrease was primarily attributable to the collection of trade receivables due from the projects completed in prior quarters.

Inventory and work in process as of March 31, 2013 increased 49.2% to RMB28.8 million (US$4.6 million) from RMB19.3 million as of December 31, 2012. The increase was primarily attributable to an increase in the number of on-going projects which had not reached the point of revenue recognition.

For the quarter ended March 31, 2013, net cash used in operating activities was RMB31.8 million (US$5.1 million). Net cash used in investing activities was RMB3.9 million (US$0.6 million).

SECOND QUARTER 2013 GUIDANCE

eFuture expects total revenue for the second quarter 2013 to be in the range of RMB43 million (US$6.9 million) to RMB48 million (US$7.7 million). Adjusted EBITDA for the second quarter 2013 is expected to be in the range of minus RMB4.0 million (US$0.6 million) to breakeven.

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on May 21, 2013 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company's 2013 first quarter results and recent business activities. The conference call may be accessed by dialing:

To access the conference call, please dial:

Toll Free: U.S. Hong Kong	1-866-519-4004 800-930-346
Toll: International China Hong Kong U.S. Passcode:	65-6723-9381 400-620-8038 / 800-819-0121 852-2475-0994 1-718-354-1231 eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers:

Toll Free: U.S. China Hong Kong	1-855-452-5696 400-120-0932 / 800-870-0205 800-963-117
International Toll:	61-2-8199-0299
Replay Passcode:	5580-7509
Available Time:	11:00 a.m. May 21, 2013 ET– 9:59 a.m. May 29, 2013 ET

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.e-future.com.cn.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2108 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2013 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 18, 2013, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86 10 52937699 ir@e-future.com.cn

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS
		Exchange rate	6.2108
	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Software revenue	8,412,028	6,646,324	1,070,124
Hardware revenue	2,239,545	4,217,293	679,026
Service fee revenue	12,600,868	11,657,729	1,877,009
Total Revenues	23,252,441	22,521,346	3,626,159

Cost of revenues
Cost of software revenue	1,814,991	387,062	62,321
Cost of hardware revenue	1,771,285	3,721,975	599,275
Cost of service fee revenue	8,370,311	8,611,539	1,386,543
Amortization of acquired technology	1,728,887	214,500	34,537
Amortization of software costs	617,728	864,806	139,242
Total Cost of Revenues	14,303,202	13,799,882	2,221,917

Gross Profit	8,949,239	8,721,464	1,404,242

Operating Expenses
Research and development expenses	518,940	826,142	133,017
General and administrative expenses	6,543,862	6,029,308	970,778
Selling and distribution expenses	7,138,482	9,160,438	1,474,921
Total Operating Expenses	14,201,284	16,015,888	2,578,716

Loss from operations	(5,252,045)	(7,294,424)	(1,174,474)

Other income (expenses)
Interest income	193,036	158,917	25,587
Gains on derivative liabilities	3,168	-	-
Other income/(expenses)	(14,584)	436	70
Foreign currency exchange loss	(2,348)	(12,334)	(1,986)
Loss before income tax	(5,072,773)	(7,147,405)	(1,150,803)
Less: Income tax benefit	(178,178)	(1,107,106)	(178,255)
Net loss	(4,894,595)	(6,040,299)	(972,548)
Loss per share
Basic	(1.19)	(1.42)	(0.23)
Diluted	(1.19)	(1.42)	(0.23)
Basic Weighted-average Shares Outstanding	4,130,221	4,254,676	4,254,676
Fully-Diluted Weighted-average Shares Outstanding	4,130,221	4,254,676	4,254,676

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
		Exchange rate	6.2108
	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2012	2013	2013
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	79,373,365	43,614,189	7,022,314
Trade receivables, net of allowance for doubtful accounts of ¥2,811,934 and ¥4,044,378($651,185), respectively	25,182,508	23,787,970	3,830,098
Refundable value added tax	5,000,709	2,643,445	425,621
Advances to employees	1,365,995	1,411,254	227,226
Advances to suppliers	-	19,214	3,094
Other receivables due from previously consolidated entities	405,000	305,000	49,108
Other receivables	2,174,556	2,279,056	366,950
Prepaid expenses	1,134,602	1,314,582	211,661
Inventory and work in process, net of inventory provision of ¥2,467,133 and ¥2,194,750 ($353,376), respectively	19,299,732	28,803,542	4,637,654
Total current assets	133,936,467	104,178,252	16,773,725
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($38,642), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥7,472,485 and ¥7,966,378 ($1,282,665), respectively	4,357,965	4,002,262	644,404
Intangible assets, net of accumulated amortization of ¥72,771,017 and ¥73,850,323 ($11,890,630), respectively	22,216,204	24,938,994	4,015,424
Goodwill	80,625,667	80,625,667	12,981,527
Deferred tax assets	7,899,110	8,974,040	1,444,909
Total non-current assets	115,098,946	118,540,963	19,086,263
Total assets	249,035,413	222,719,215	35,859,988

LIABILITIES AND EQUITY
Current liabilities
Trade payables	17,548,846	11,752,326	1,892,240
Other payables	16,920,421	12,156,431	1,957,305
Accrued expenses	25,196,276	11,590,854	1,866,242
Taxes payable	16,128,906	14,402,085	2,318,878
Advances from customers	47,519,612	52,700,644	8,485,323
Deferred tax liabilities, current portion	42,900	10,725	1,727
Total current liabilities	123,356,961	102,613,065	16,521,715

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,977,221 shares and 3,978,721 shares issued and outstanding, respectively	2,353,068	2,353,773	378,981
Additional paid-in capital	231,195,613	231,662,905	37,300,010
Treasury stocks	(1,602,451)	(1,602,451)	(258,010)
Statutory reserves	5,914,384	5,914,384	952,274
Accumulated deficits	(112,182,162)	(118,222,461)	(19,034,981)
Total equity	125,678,452	120,106,150	19,338,274
Total liabilities and equity	249,035,413	222,719,215	35,859,988

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
		Exchange rate	6.2108
	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	(4,894,595)	(6,040,299)	(972,548)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	486,900	493,893	79,522
Amortization of intangible assets	2,346,615	1,079,306	173,779
Gains on derivative liabilities	(3,168)	-	-
Allowance for doubtful accounts	581,272	1,595,283	256,856
Compensation expenses	1,133,044	467,997	75,352
Deferred income taxes	(178,178)	(1,107,105)	(178,255)
Foreign exchange loss	2,330	10,265	1,653
Changes in assets and liabilities:
Trade receivables	3,409,359	(179,990)	(28,980)
Refundable value added tax	(987,849)	2,357,264	379,543
Advances to employees	(321,890)	(66,014)	(10,629)
Advances to suppliers	(26,847)	(19,214)	(3,094)
Other receivables	(5,890,955)	(4,500)	(725)
Prepaid expenses	(45,887)	(179,980)	(28,979)
Inventory and work in process	(4,803,565)	(9,503,810)	(1,530,207)
Trade payables	(1,626,040)	(5,796,520)	(933,297)
Other payables	(1,426,740)	(4,763,990)	(767,049)
Accrued expenses	(5,396,759)	(13,605,422)	(2,190,607)
Taxes payable	(2,382,585)	(1,726,821)	(278,035)
Advances from customers	504,897	5,181,032	834,197
Net cash used in operating activities	(19,520,641)	(31,808,625)	(5,121,502)

Cash flows from investing activities:
Purchases of property and equipment	(1,330,362)	(140,090)	(22,556)
Payments for intangible assets	(3,218,492)	(3,802,096)	(612,175)
Cash received from disposal of property and equipment	-	1,900	306
Net cash used in investing activities	(4,548,854)	(3,940,286)	(634,425)

Cash flows from financing activities:
Net cash used in financing activities	-	-	-

Effect of exchange rate changes on cash and cash equivalents	(2,330)	(10,265)	(1,653)

Net decrease in cash and cash equivalents	(24,071,825)	(35,759,176)	(5,757,580)

Cash and cash equivalents at beginning of period	57,157,078	79,373,365	12,779,894
Cash and cash equivalents at end of period	33,085,253	43,614,189	7,022,314

Supplemental cash flow information
Income tax paid	809,005	130,571	21,023

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NON-GAAP MEASURES OF PERFORMANCE
		Exchange rate	6.2108

	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(5,252,045)	(7,294,424)	(1,174,474)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	1,728,887	214,500	34,537
Add back amortization of intangibles	617,728	864,806	139,242
Add back share-based compensation expenses	1,133,044	467,997	75,352
Adjusted non-GAAP operating loss	(1,772,386)	(5,747,121)	(925,343)
Add back depreciation	486,900	493,893	79,522
Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(1,285,486)	(5,253,228)	(845,821)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue
Operating loss (GAAP BASIS)	-23%	-32%	-32%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	7%	1%	1%
Amortization of intangibles	3%	4%	4%
Share-based compensation expenses	5%	2%	2%
Adjusted non-GAAP operating loss	-8%	-26%	-26%
Depreciation	2%	2%	2%
Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-6%	-23%	-23%

NON-GAAP EARNINGS PER SHARE

Net loss	(4,894,595)	(6,040,299)	(972,548)
Amortization of acquired software technology	1,728,887	214,500	34,537
Amortization of intangibles	617,728	864,806	139,242
Share-based compensation expenses	1,133,044	467,997	75,352
Adjusted Net Loss	(1,414,936)	(4,492,996)	(723,417)
Adjusted non-GAAP diluted loss per share	(0.34)	(1.06)	(0.17)
Shares used to compute non-GAAP diluted earnings per share	4,130,221	4,254,676	4,254,676